Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

June 7, 2012

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Target Income Series – Class I, K, R and C

Target 2010 Series – Class I, K, R and C

Target 2015 Series – Class I, K, R and C

Target 2020 Series – Class I, K, R and C

Target 2025 Series – Class I, K, R and C

Target 2030 Series – Class I, K, R and C

Target 2035 Series – Class I, K, R and C

Target 2040 Series – Class I, K, R and C

Target 2045 Series – Class I, K, R and C

Target 2050 Series – Class I, K, R and C

Target 2055 Series – Class I, K, R and C

Pro-Blend Conservative Term Series – Class S, I, C, R, Z and E

Pro-Blend Moderate Term Series – Class S, I, C, R, Z and E

Pro-Blend Extended Term Series – Class S, I, C, R, Z and E

Pro-Blend Maximum Term Series – Class S, I, C, R, Z and E

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on May 3, 2012 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 103 on Form N-1A, filed with the SEC on March 21, 2012. PEA No. 103 was filed for the purpose of introducing new Series of the Fund (Target 2015 Series, Target 2025 Series, Target 2035 Series, Target 2045 Series and Target 2055 Series); making material changes to the investment strategy of the Target 2010 Series and the Pro-Blend Conservative Term Series; and changing the investment goal of the Pro-Blend Conservative Term Series.

Pro-Blend Series

1.	Comment: Due to the use of the word “Term” in the Pro-Blend Series’ names, please disclose the dollar-weighted average portfolio maturity or duration of each Pro-Blend Series.

Response: Each prospectus for the Pro-Blend Series includes the following language in the section titled, “More Information About the Series’ Investment Strategies and Risks – The Advisor’s Investment Strategies”: “The word ‘Term’ in the Series’ names describes the investment horizon of those investors who may want to consider investing in the Series and does not reflect the Series’ maturity restrictions with respect to their investments in fixed income securities.” Accordingly, we have not made the requested change.

2.	Comment: In the fee table for each Series’ Class S shares, consider indenting “Total of Other Expenses” to match the lines for the “Shareholder Services Fee” and “Remainder of Other Expenses”.

Response: We have made the requested change.

3.	Comment: The first sentence in the section titled “Principal Investment Strategies” in the summary section of the prospectus for each class of the Pro-Blend Conservative Term Series says, “In pursuit of the Series’ primary goal, the Advisor seeks to protect capital while generating income.” According to the “Investment Goal” section of each prospectus, providing income is a secondary goal of the Series, so these two statements are inconsistent. In addition, this statement is not a strategy and therefore should not appear in this section.

Response: We have revised this statement to read as follows: “In pursuit of the Series’ primary goal, the Advisor seeks to protect capital while generating income and seeking growth opportunities as secondary priorities.” We believe this sentence aids investors in understanding the Series’ investment strategies, and therefore we have not removed the sentence.

4.	Comment: In the risk section for the Pro-Blend Conservative Term Series, please indicate that junk bonds are speculative.

Response: In response to your request, we have included disclosure in the risk section for the Pro-Blend Conservative Term Series that investments in junk bonds are speculative in nature.

5.	Comment: The introductory paragraph to the “Portfolio Managers” summary section should appear outside of the summary section.

Response: Declined. This disclosure was added in response to an SEC staff comment on a previous filing (see our response to Comment 6 below).

6.	Comment: In the “Portfolio Managers” summary section, consider limiting the disclosure to the five persons with the most significant responsibility for the day-to-day management of each Series’ portfolio.

Response: A team of investment professionals and analysts employed by the Series’ investment advisor makes all of each Series’ investment decisions. No one specific member (or any particular group of members) of the portfolio management team is primarily responsible for a Series’ portfolio, nor are there five portfolio managers on the team with the most significant responsibility for the day-to-day management of a Series’ portfolio. In response to prior SEC comments with respect to this disclosure, we added language to the portfolio manager information in each Series’ summary section intended to clarify the responsibilities of the members of each Series’ portfolio management team.

7.	Comment: Please add junk bond risk to the Pro-Blend Moderate Term Series’ summary section and to all other funds that invest in junk bonds.

Response: Of the four Pro-Blend Series, only the Pro-Blend Conservative Term Series invests in junk bonds as part of its principal investment strategy.

8.	Comment: In the section of the Summary Section titled “Summary of Past Performance”, please incorporate the dates below the Average Annual Total Return chart into the table rather than as a footnote.

Response: The text below the chart (i) explains that the date used for the returns in the “since inception” column for the Series differs from the date used for the benchmark returns; and (ii) provides the applicable dates. We believe this information is important to investors, and do not believe simply including the dates in the chart, without proper explanation, provides them the necessary information to understand the performance information. We believe our approach presents this information to investors in the clearest possible way and does not impede their understanding of the information presented. Accordingly, we have not made the requested change.

9.	Comment: In the tax information disclosure pursuant to Item 7 of Form N-1A in each summary section, please note that shareholders in tax deferred accounts will be subject to taxes in the future.

Response: In response to your request, we have revised the tax disclosure included in each summary section to read as follows: “The distributions made by the Series generally are taxable, and will be taxed as ordinary income or capital gains. If you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, you will generally not be subject to federal taxation on Series distributions until you begin receiving distributions from your tax-deferred arrangement. You should consult your tax advisor regarding the rules governing your tax-deferred arrangement.”

Target Series

1.	Comment: In the risk section for the Target Income Series, please indicate that investments in junk bonds are speculative.

Response: In response to your request, we have included disclosure in the risk section for the Target Income Series that investments in junk bonds are speculative in nature.

2.	Comment: Please state what provision of Section 12 of the 1940 Act the Target Income Series is relying on to invest substantially all of its assets in the Pro-Blend Conservative Term Series.

Response: The Target Income Series relies on Section 12(d)(1)(G) of the 1940 Act, which permits the Series to acquire securities of other registered investment companies that are in the “same group of investment companies” (as such term is defined in Section 12(d)(1)(G)) in excess of the limits of Section 12(d)(1)(A), to invest substantially all of its assets in the Pro-Blend Conservative Term Series. The Target Income Series is permitted to invest in one or more underlying series of the Fund concurrently, and the series of the Fund that are eligible to serve as underlying funds to the Target Income Series may change throughout the course of the Series’ operations. In addition, the Target Income Series may invest directly in securities in addition to its investments in underlying series of the Fund. The Target Income Series’ investments directly in securities will be made in reliance on Rule 12d1-2 under the 1940 Act, which is an exemption for investment companies relying on Section 12(d)(1)(G) of the 1940 Act.

3.	Comment: For the each Target Series other than the Target Income Series, please include the glide path chart in the summary section of the prospectus.

Response: Accepted. For the each Target Series other than the Target Income Series, we have added a glide path illustration and related disclosure to each summary section.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, Inc.